Exhibit 99.1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FIRST AMENDMENT TO SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Second Amended and Restated Limited Partnership Agreement dated as of March 28, 2014 (the “Agreement”) of Brookfield Infrastructure Partners L.P. (the “Partnership”) is made as of the 16th day of February 2015, by the undersigned.  Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 14.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the General Partner (pursuant to its power of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes, as provided for in Section 14.1.12, including a change that, as determined by the General Partner in its sole discretion, does not adversely affect the Limited Partners as a whole (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the board of directors of the General Partner, on behalf of the Partnership, resolved on February 2nd, 2015 to permit the Partnership to fulfill its obligation to supply each Person that was a Partner at any time during the preceding taxable year of the Partnership with a Schedule K-1 and information related to the passive foreign investment company status of any non U.S. corporation that the Partnership controls (together with such Schedule K-1, the “K-1 Information”) pursuant to Section 9.1.1 of the Agreement by delivering such K-1 Information electronically to the General Partner within ninety (90) days after the close of such taxable year, solely in respect of those Partners who are of a type, as identified by their respective Record Holders, that do not ordinarily have U.S. federal tax return filing requirements and do not request physical delivery of such K-1 Information within sixty (60) days after the close of such taxable year.

AND WHEREAS, the General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.                                                                                      Amendments to Definitions

(a)                                 Section 1.1 is hereby amended by adding the following definitions:

“K-1 Information” has the meaning assigned to such term in Section 9.1.1;

“K-1 Partners” has the meaning assigned to such term in Section 9.1.1.1;

2.                                                                                      Amendment to Sections

(a)                                 Section 9.1.1 is hereby deleted and replaced with the following:

9.1.1.      Following each taxable year of the Partnership, the General Partner shall use commercially reasonable efforts to supply each Person that was a Partner at any time during such taxable year with a Schedule K-1 (or equivalent) within ninety (90) days after the close of such taxable year and information related to the passive foreign investment company status of any non U.S. Corporation that the Partnership controls (together with such Schedule K-1, the “K-1 Information”). The General Partner shall also, where reasonably possible and applicable, prepare and send such Persons (i) such other information required by any non-U.S. Limited Partner for U.S. federal income tax reporting purposes and (ii) such information as may be necessary for such Persons to file their own Canadian federal income tax returns.

(b)                                 Section 9.1 is hereby amended by adding the following:

9.1.1.1.   Notwithstanding Section 9.1.1:

(a) Partners entitled to receive the K-1 Information pursuant to Section 9.1.1 that are of a type, as identified by their respective Record Holders though whom their Units are held, that do not ordinarily have U.S. federal tax return filing requirements (collectively, the “K-1 Partners”) agree to appoint the General Partner as their agent for purposes of receiving such K-1 Information; and

(b) unless a K-1 Partner requests physical delivery of the K-1 Information in respect of the immediately preceding taxable year of the Partnership within sixty (60) days after the close of such taxable year, upon electronic delivery of such K-1 Information to the General Partner within ninety (90) days of the close of such taxable year, the Partnership will have satisfied its requirement to deliver such K-1 Information to such K-1 Partner.

3.                                                                                      This amendment shall be effective upon the date first written above.

4.                                                                                      Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

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IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first above written.

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary